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[LETTERHEAD OF SCHULTE ROTH & ZABEL LLP]

October 19, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Brigitte Lippmann Nudrat Salik
  Re:
  BlueLinx Holdings Inc.
  Registration Statement on Form S-1 (the "Registration Statement")
  File No. 333-118750

Dear Ms. Lippmann and Ms. Salik:

        On behalf of BlueLinx Holdings Inc. (the "Registrant"), we sent a letter dated October 8, 2004 (the "Response Letter"), in response to the comments of the Staff set forth in its letter dated September 30, 2004, concerning the Registration Statement (the "Comment Letter"). The Response Letter indicated that certain supplemental information would be provided under separate cover. At the recommendation of the Staff, we are resubmitting certain supplemental information since we are requesting confidential treatment of a list of option grants provided by the Registrant to the Staff in response to comment 84. Our confidential treatment request relating to the list of option grants will be submitted under separate cover in accordance with Rule 83 of the Freedom of Information Act ("FOIA"), 17 C.F.R. 200.83. In accordance with Rule 418(b) of the Securities Act of 1933, as amended, attached is the supplemental information referred to in the Response Letter, other than the information covered by the FOIA confidential treatment request:

  1.
  In response to comment 74, reconciliations showing the differences in the amounts reported in Georgia-Pacific Corporation's financial statements included in the Form 10-Q for the quarter ended July 3, 2004 and in the Form 10-K for the year ended January 3, 2004 for the building products distribution reportable segment. (Annexes A and B).

  2.
  In response to comment 84, an analysis of all equity issuances since the Registrant's formation, other than the equity issuances described in the FOIA confidential treatment request dated October 19, 2004, which is being sent to the Staff under separate cover (Annex C).

        Pursuant to Rule 418(b), we respectfully request that the supplemental information attached to this letter be returned to the Registrant upon completion of its review

Very truly yours,
By:	/s/ EDWARD H. SCHAUDER Edward H. Schauder, Esq.
CC:	Barbara V. Tinsley (without enclosures) BlueLinx Holdings Inc. General Counsel and Secretary
David J. Morris (without enclosures) BlueLinx Holdings Inc. Chief Financial Officer
Michael R. Littenberg, Esq. (without enclosures) Schulte Roth & Zabel LLP

2

Annex A

Building Products Distribution Division of Georgia-Pacific Corporation

Selected Operating Segment Data (unaudited)

(Dollars in thousands)

	Fiscal Year Ended
	January 3, 2003	2nd Quarter 2004	2nd Quarter 2003	1st Six Months 2004	1st Six Months 2003	Notes
Net sales	$4,271,842	$605,452	$1,034,457	$1,885,334	$1,910,907
Adjustments to sales/COS	(5,462)	17,125	(4,095)	868	(5,222)	1
International sales	33,000					2
Sales as reported by Georgia-Pacific	$4,299,380	$622,577	$1,030,362	$1,886,202	$1,905,685
Net income	$56,153	$16,621	$11,820	$50,940	$11,878
Adjustments to sales/COS	(676)	3,034	(654)	4,176	499	1
Depreciation		1,744		2,679		3
Legal loss reserve	3,294		959		2,115	4
Benefits	1,180		482		526	4
Insurance	1,980		511		1,022	4
Stock compensation	1,472	1,812	213	1,812	297	4
Gain on sale of division		7,000		7,000		5
Provision for income taxes	34,877	10,144	7,368	31,089	7,404
Operating Income as reported by Georgia-Pacific	$98,280	$40,355	$20,699	$97,696	$23,741

Georgia-Pacific's reported figures exclude current period shipments that were billed after period-end. These amounts are considered to be material for a stand-alone entity.

Unrelated international distribution sales included in the Georgia-Pacific segment number.

3
Georgia-Pacific discontinued reporting depreciation as of March 12, 2004 when the agreement was signed to sell the division.

4
Corporate costs that are not reported by Georgia-Pacific on a segment basis.

Gain on division sale reported by Georgia-Pacific for the quarter ended July 3, 2004

Annex B

Building Products Distribution Division of Georgia-Pacific Corporation

Balance Sheet

(Dollars in thousands)

	Pre-acquisition Period			As reported by Georgia-Pacific
	January 3, 2004	Georgia-Pacific Adjustments	BlueLinx Adjustments	January 3, 2004	Notes
Assets:
Current assets	615,550	(50,000)	5,570	571,120	1 (Georgia-Pacific) and 2 (BlueLinx)
Property, plant, and equipment, net	201,091			201,091
Other non-current assets	3		(3)	—

Total assets	816,644	(50,000)	5,567	772,211

Liabilities
Current liabilities	172,878		(46,366)	126,512	3
Noncurrent liabilities:
Long-term debt	—			—
Deferred income taxes	3,792		(835)	2,957	2
Other long-term liabilities	2,901		(2,901)	—	4

Total liabilities	179,571	—	(50,102)	129,469

Net assets	637,073	(50,000)	55,669	642,742

1)
Historical intercompany eliminations recorded at the parent (Georgia-Pacific) level.

2)
Miscellaneous adjustments made to record items not passed to the division and other adjustments booked to reflect a stand alone entity.

3)
Audited adjustments to reflect the operations in a stand-alone manner.

Direct sales accrual	11,593
Intransit inventory	23,500
Transfers to parent equity	9,587
Other	1,686
46,366
4)
Long-term workers compensation and pension reserves not passed to the division.

Annex C

84.
Provide us an analysis of all equity issuances since your formation. For each issuance, identify the parties, the nature of the consideration, the fair value and your basis for determining fair value. To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price range.

a)
On March 10, 2004, Cerberus ABP Investor LLC, ("Cerberus ABP") subscribed for 100 shares of the Registrant's common stock in exchange for $1,000 consideration. This initial issuance of the Registrant's 100 shares of common stock was for nominal consideration since the Registrant was recently incorporated on March 8, 2004 and had no operations or assets at the time of such subscription.

b)
On May 7, 2004, the Registrant sold shares of its stock in private placements to Cerberus ABP and certain of its executives as follows:

(i)
18,099,900 shares of the Registrant's common stock to Cerberus ABP at $0.25 per share for an aggregate purchase price of $4,524,975.

(ii)
95,000 shares of the Registrant's series A preferred stock to Cerberus ABP at $1,000 per share for an aggregate purchase price of $95,000,000.

(iii)
700,000 shares of the Registrant's common stock to Charles H. McElrea at $0.25 per share for an aggregate purchase price of $175,000;

(iv)
500,000 shares of the Registrant's common stock to George R. Judd at $0.25 per share for an aggregate purchase price of $125,000;

(v)
300,000 shares of the Registrant's common stock to Steven C. Hardin at $0.25 per share for an aggregate purchase price of $75,000;

(vi)
200,000 shares of the Registrant's common stock to David J. Morris at $0.25 per share for an aggregate purchase price of $50,000;

(vii)
100,000 shares of the Registrant's common stock to James C. Herbig at $0.25 per share for an aggregate purchase price of $25,000; and

(viii)
100,000 shares of the Registrant's common stock to Wayne E. Wiggleton at $0.25 per share for an aggregate purchase price of $25,000.

    The price paid by Cerberus ABP for shares of the Registrant's common and preferred stock was a function of the purchase price paid to Georgia-Pacific Corporation in connection with the acquisition of the distribution division, net of indebtedness incurred to finance the acquisition. The price paid to Georgia-Pacific Corporation was the result of a competitive negotiation. The price paid by the Registrant's executives for shares of common stock of the Registrant was determined by reference to, and was the same as, the price per share paid by Cerberus ABP. The Registrant's executives purchased shares of their common stock on the same day as Cerberus ABP.

  c)
  In addition, on August 30 and 31, 2004, the Registrant issued options to purchase 1,259,000 shares of its common stock to certain of its employees and directors. These issues are more fully described in the list of option grants provided by the Registrant to the Staff in its FOIA confidential treatment request dated October 19, 2004, which was sent to the Staffunder separate cover pursuant to Rule 83, 17 C.F.R. 200.83. The Registrant determined the fair value of the options issued to purchase shares of its common stock on August 30, 2004 and August 31, 2004 to be $5.82 per option by utilizing the Black-Scholes stock option pricing model.

    With respect to the Staff's request that the Registrant reconcile the fair values it used for equity issuances to the fair value indicated by the anticipated IPO price range, this information will be provided supplementally once the price range of the IPO has been determined.

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Annex A
Annex B
Annex C